VIA EDGAR

October 28, 2016

Mr. Asen Parachkevov

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Janus Detroit Street Trust (“Registrant”)
Registration Statement on Form N-1A (the “Registration Statement”)
File No. 333-207814 and 811-23112

Dear Mr. Parachkevov:

This letter responds to the comments to Post-Effective Amendment No. 7 (the “Preliminary Filing”) to the Registrant’s registration statement on Form N-1A that were provided by telephone on Monday September 12, 2016 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to the Janus Short Duration Income ETF (the “Fund”). The Staff’s comments, as we understand them, and the Registrant’s responses are below. Attached as Appendix A to this letter are copies of the revised prospectus and statement of additional information, marked to reflect changes since the Preliminary Filing.

1.      SEC Comment:       The Staff noted that the Fund intends to invest in non-agency mortgage-backed securities, including collateralized mortgage obligations , stripped mortgage-backed securities, and adjustable-rate mortgage-backed securities (collectively “non-agency MBS”), as well as collateralized debt obligations (“CDOs”), collateralized bond obligations (“CBOs”), and collateralized loan obligations (“CLOs”). Please provide an explanation of how the Registrant’s Board determined that in making such investment in these securities the Fund will comply with the terms of the Registrant’s exemptive application. Please explain how the use of these types of instruments will impact the Fund’s arbitrage mechanism which is designed to have the Fund’s market price closely track the net asset value of the Fund. Please disclose if the underlying securities will be liquid or illiquid.

Response:    The Fund does not intend to invest in non-agency mortgage-backed securities, CDOs, CBOs or CLOs, accordingly, the Registrant confirms that the Fund’s prospectus and statement of additional information have been revised to remove references to these security types.

The Registrant notes that it intends to invest up to 15% of its assets in asset-backed securities that are rated investment grade or of comparable quality as determined by Janus Capital. The Registrant’s exemptive application provides that a fund relying on the exemptive order may invest in asset-backed securities.1 As set forth in the prospectus and the statement of additional

1 See Second Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940, SEC File No. 812-13819 (Nov. 6, 2014) (Noting that certain funds may invest in fixed income securities, and noting that the initial fund may invest in bonds, including, but not limited to, “commercial and residential mortgage-backed securities, asset-backed securities”.)

information, asset-backed securities represent interests in pools of consumer loans and are backed by paper or accounts receivables originated by banks, credit card companies, or other providers of credit. Asset-backed securities are created from many types of assets such as auto loans, accounts receivable such as credit card receivables and hospital account receivables, home equity loans, student loans, boat loans, mobile home loans, recreational vehicle loans, manufactured housing loans, aircraft leases, computer leases, and syndicated bank loans. Although CDOs, CBOs and CLOs are considered a type of asset-backed security, as noted above, the Fund does not intend to invest in such instruments, where assets of varying quality, including below investment-grade assets, are pooled and then interests in the pool are divided into separate tranches with differing levels of priority. The Registrant notes that it intends to list its shares on the NYSE Arca in accordance with that Exchange’s newly adopted generic listing standards, and that its use of such asset backed securities will be consistent with the requirements of those listing standards. As a result, any holdings in such securities are expected to have no negative effect on the efficacy of the Fund’s arbitrage function.2 Registrant generally intends to invest in liquid securities; to the extent the securities are illiquid it will limit its investments in accordance with its obligations under the Investment Company Act of 1940 (“1940 Act”).

2.      SEC Comment:      The Staff noted that the Fund intends to invest in bank loans. Please provide further description of the nature and extent of such investments and how the Fund will address extended settlement periods for bank loans.

Response:      The Fund no longer intends to invest in bank loans. The Fund’s prospectus and statement of additional information have been revised to remove references to bank loans.

3.      SEC Comment:      The Staff noted that the Fund’s investment objective includes a statement that the Fund seeks to outperform the LIBOR 3-month rate by 2-3% through various market cycles while at the same time providing low volatility. The Staff believes that indicating that the Fund will outperform the index by 2-3% may mislead potential shareholders and is not permissible as the Fund should not guarantee specific performance goals. The Staff noted that the specific percentages should be removed from the Fund’s investment objective.

Response:    As a preliminary matter, the Registrant does not believe the current disclosure guarantees any level of performance, but rather provides a clear, plain English summary of how the Fund will be managed. Unlike equity funds, it is possible to manage a fixed income fund to a specific range of returns over a known interest rate. The Registrant does not believe stating a numerical, aspirational target in the Fund’s investment objective is misleading to shareholders, nor is it a guarantee of any specific performance goals. The Registrant believes providing a numerical range by which the Registrant seeks to outperform an interest rate informs

2 See Order Granting Approval of Proposed Rule Change, as Modified by Amendment No. 7 Thereto, Amending NYSE Arca Equities Rule 8.600 to Adopt Generic Listing Standards for Managed Fund Shares, SEC Rel No. 34-78397 (Jun. 22, 2016) (“The Commission also believes that these provisions should help to ensure that the fixed income securities portion of a portfolio consists of assets for which available intra-day values allow market participants to identify and capitalize upon arbitrage opportunities, which in turn should help keep the intra-day prices of generically listed Managed Fund Shares reasonably aligned with the intra-day values of their underlying assets.”).

shareholders of how the Fund will be managed and provides guidance as to the resulting risk/return profile of the Fund. The Registrant notes other investment companies that invest primarily in fixed income instruments have a numerical target in the statement of the fund’s investment objective. See, for example, the Putnam Absolute Return 300 Fund (PTRNX), which indicates in its investment objective that it “seeks to earn a positive total return that exceeds the return on U.S. Treasury bills by 300 basis points (or 3.00%) on an annualized basis over a reasonable period of time (generally at least three years or more) regardless of market conditions.”

Notwithstanding the above, the Registrant has deleted the numerical reference of 2-3% in its investment objective, and revised it to indicate that the Fund seeks to consistently outperform the LIBOR 3-month rate by a moderate amount through various market cycles while at the same time providing low volatility. It believes this approach addresses the Staff’s concerns regarding the “guarantee,” while at the same time maintaining useful shareholder disclosure.

4.      SEC Comment:      Please complete and provide the Staff with updated expenses tables for the Fund.

Response:    The Fund’s updated expense table is set forth below.

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.35%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.35%

(1)	Other Expenses are based on the estimated amounts for the current fiscal year.

5.      SEC Comment:      The first sentence of the Fund’s principal investment strategy is the Fund pursues its investment objective by investing, under normal circumstances, its net assets in a portfolio of fixed income instruments of varying maturities and money market instruments. The Staff has requested that the Fund disclose the specific instrument (e.g., commercial paper, cash) the Fund will invest in and remove reference to the term “money market instruments.” Please add disclosure that the Fund is not a Money Market fund.

Response:    The Fund has revised its principal investment strategy and other references in the prospectus and SAI to disclose the specific instrument (commercial paper, repurchase agreements and other short-duration fixed-income securities) instead of the term money market instruments. In addition, the Fund has included a risk factor titled “The Fund is not a Money Market Fund” to clarify that the Fund may behave differently than a Money Market fund.

6.      SEC Comment:      The second sentence of the Fund’s principal investment strategy is the Fund seeks value across sectors and geographies using a wide range of instruments to capitalize on investment opportunities, as well as seeking to exploit structural inefficiencies in fixed income markets to maximize current income while at the same time providing low volatility. The Staff has requested that the Registrant explain what is intended by the phrase “seeking to exploit structural inefficiencies.” The Staff has requested that the Registrant indicate if this an arbitrage strategy.

Response:    The Fund has revised the disclosure in the principal investment strategy section of the prospectus to explain that the Fund seeks to take advantage of market mispricings and dislocations caused by structural inefficiencies in the fixed income market including (1) the bias of cash bond indices towards securities from North America and Asia and (2) compositional bias in bond indices towards historical benchmark performance and structure.

7.      SEC Comment:      The Staff noted that the Fund currently uses the term “non-U.S.” and “foreign” in the Prospectus. The Staff has requested that for consistency the Fund use the term “foreign.”

Response:    The Fund has revised the prospectus and SAI to use the term “foreign” instead of “non-U.S.” for consistency purposes.

8.      SEC Comment:      The Staff has requested the Fund clarify which derivatives will be used as part of the Fund’s principal investment strategy, and whether other derivative may be used as a non-principal investment strategy. In addition, with respect to over-the-counter derivatives, please discuss whether such instruments will impact the Fund’s arbitrage mechanism.

Response:    The Registrant has revised the principal investment strategy section of the prospectus to state that the Fund will invest in listed or unlisted derivatives linked to any of the noted fixed-income instruments, including futures, options, swaps, credit default swaps, swaptions and forwards. The Fund confirms that it has listed all derivatives that the Fund intends to use as a principal investment strategy. The Fund has noted in the additional investments section of the prospectus the derivatives that may be used as non-principal investment strategy.

As noted previously, the Registrant will list the fund on the NYSE in accordance with that Exchange’s recently adopted generic listing standards, which have been approved by the Commission. In approving these listing standards, the Commission has recognized that a fund that complies with the listing standards is presumptively facilitating the arbitrage mechanism.3

The Registrant’s operational structure, disclosure, and use of derivatives supports the Commission’s conclusion. The Registrant believes there will be minimal, if any, impact to the arbitrage mechanism as a result of the use of derivatives, including OTC derivatives. Market makers and participants should be able to value derivatives as long as the positions are disclosed daily with relevant information, including valuation information. The Registrant’s process for disclosing derivatives positions and valuation information is discussed below. The Registrant believes that the price at which Shares of the Fund trade will continue to be disciplined by

3 See Id. (Stating, with respect to listed derivatives “the Commission believes that the price transparency of listed derivatives should enable market participants to identify and execute arbitrage strategies that will tend to equalize the market price of generically listed Managed Fund Shares with the value of the underlying portfolios,” and with respect to OTC derivatives noting “The Commission believes that [the 20% limitation on OTC derivatives] is sufficient to mitigate the risks associated with price manipulation because at least 80% of a Managed Fund Shares portfolio would consist of: cash and cash equivalents; listed derivatives, of which 90% by portfolio weight would be traded on a principal market that is a member of ISG; and equity securities or fixed income instruments subject to numerous restrictions designed to prevent manipulation and ensure pricing transparency.”).

arbitrage opportunities created by the authorized participants’ ability to purchase or redeem creation Shares of the Fund at their NAV, which should ensure that Shares of the Fund will not trade at a material discount or premium in relation to its NAV.

The Registrant does not believe there will be any significant impacts to the settlement or operational aspects of the Fund’s arbitrage mechanism due to the use of derivatives. Because derivatives generally are not eligible for in-kind transfer, they will be substituted with a “cash in lieu” amount when the Fund processes purchases or redemptions of “creation units”. The Registrant recognizes that to the extent it is required to provide “cash in lieu” for the value of derivatives that cannot be transferred in kind, it may have to dispose of or close out derivative transactions at inopportune times which may adversely impact the Fund’s NAV. The Registrant has enhanced its disclosure regarding the illiquidity risks of derivatives in connection with the Fund having to provide “cash in lieu” for the value of derivative positions.

On each business day, before commencement of trading in Fund Shares on NYSE Arca, the Fund will disclose on its website the identities and quantities of the portfolio instruments, including derivatives, held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the business day.

In order to provide additional information regarding the intra-day value of Shares of the Fund, one or more major market data vendors will disseminate every 15 seconds an updated Portfolio Indicative Value (“PIV”) for the Fund as calculated by the Fund’s PIV calculation agent, a third-party market data provider.

The Fund’s PIV calculation agent will calculate the PIV for the Fund. For the purposes of determining the PIV, the Fund’s PIV calculation agent’s valuation of derivatives are expected to be similar to its valuation of all securities. The Fund’s PIV calculation agent may use market quotes if available or may fair value securities against proxies (such as swap or yield curves).

With respect to specific derivatives:

●	Foreign currency derivatives may be valued intraday using market quotes, or another proxy as determined to be appropriate by the Fund’s PIV calculation agent.
●	Futures may be valued intraday using the relevant futures exchange data, or another proxy as determined to be appropriate by the Fund’s PIV calculation agent.
●	Swaps may be valued using intraday data from market vendors, or based on underlying asset price, or another proxy as determined to be appropriate by the Fund’s PIV calculation agent.
●	Exchange listed options may be valued intraday using the relevant exchange data, or another proxy as determined to be appropriate by the Fund’s PIV calculation agent.
●

OTC options may be valued intraday through option valuation models (e.g., Black-Scholes) or using exchange-traded options as a proxy, or another proxy as determined to be appropriate by the Fund’s PIV calculation agent.

●

The Fund’s PIV calculation agent’s valuation of forwards will be similar to their valuation of the underlying securities, or another proxy as determined to be appropriate by the Fund’s PIV calculation agent. The Fund’s PIV calculation agent will generally use market quotes if available. Where market quotes are not available, they may fair value securities against proxies (such as swap or yield curves). The Fund’s disclosure of forward positions will include information that market participants can use to value these positions intraday.

Finally, the Fund’s disclosure of derivative positions in the disclosed portfolio will include information that market participants can use to value these positions intraday. On a daily basis, the Fund will disclose the following information regarding each portfolio holding, as applicable to the type of holding: ticker symbol, CUSIP number or other identifier, if any; a description of the holding (including the type of holding, such as the type of swap); the identity of the security, index or other asset or instrument underlying the holding, if any; for options, the option strike price; quantity held (as measured by, for example, par value, notional value or number of shares, contracts or units); coupon rate, if any; effective date, if any; market value of the holding; and the percentage weighting of the holding in the Fund’s portfolio.

9.      SEC Comment:      The Staff noted that in the second paragraph of the principal investment strategy section the Fund states that: “The average portfolio duration of the Fund generally will be within 0-2 years of the LIBOR 3-Month (US$) rate (“Libor”), although the portfolio managers may choose to vary the duration of the Fund significantly from this target under certain market conditions.” The Staff has requested that the Registrant explain the market conditions under which the duration would vary and what would happen to the Fund’s duration during that period.

Response:    The Registrant has revised the disclosure to state that under normal circumstances, the average portfolio duration of the Fund generally will be within 0-2 years of the LIBOR 3-Month (US$) rate.

10.      SEC Comment:      The Staff noted that in the second paragraph of the principal investment strategy section the Fund states that: “The Fund may invest up to 15% of its assets in bank loans.” The Staff has requested that the Registrant disclose that it may take longer than 7 days to settle a bank loan. The Staff has also requested that the Registrant explain how the Fund would anticipate meeting short term liquidity needs in light of the longer settlement period for bank loans.

Response:    The Fund no longer intends to invest in bank loans. The Fund’s prospectus and statement of additional information have been revised to remove references to bank loans.

11.      SEC Comment:      The Staff noted that in the third paragraph of the principal investment strategy section the Fund states that: “The Fund will normally limit its foreign currency exchange exposure to 15% of its total assets.” The Staff has requested that the Registrant describe how it will limit such exposure, given the Fund’s ability to invest up to 70% in foreign securities.

Response:    The Fund has included disclosure to explain that the Fund will limit its foreign currency exchange exposure by hedging using forward contracts, cross-currency swaps, currency futures and options with banks, brokers and dealers.

12.      SEC Comment:      The Staff noted that the Fund will invest in credit default swaps. The Staff has requested that the Registrant disclose its asset segregation policy with respect to these instruments. The Staff noted that the Fund should segregate full notional value of such instruments to the extent it is selling or writing protection.

Response:    The Fund confirms that if the Fund writes/sells credit default swaps, it will segregate liquid assets equal to its obligation in the event of a qualifying credit event, which is typically the notional amount of the swap. The Registrant has updated the disclosure in the statement of additional information to this effect.

13.      SEC Comment:      The Staff requested that the Fund include certain disclosure in its prospectus and statement of additional information as discussed below:

(a) In the principal investment risks section of the prospectus, include a risk regarding limited number of authorized participants and its impact on the Fund.

(b) With respect the Market Trading Risk, include, if applicable, the potential of settlement risk for collateral for foreign securities.

(c) Include risk disclosure that the net asset value (NAV) of the Fund may vary since foreign securities held by the Fund may be traded on days and at times when the NYSE is closed and the NAV is not calculated.

Response: In response to Comment 13(a), the Fund has included a risk titled “Authorized Participant Risk” in the prospectus that discloses the risk of limited number of authorized participants (“APs”) on the Fund and its NAV.

In response to Comment 13(b), the Fund respectfully refers the Staff to the section titled “Creation and Redemption of Creation Units—Issuance of a Creation Unit” in the SAI. As discussed in the section, to the extent an AP is not able to deliver certain deposit securities (such as certain foreign securities) in connection with the subscription of creation units, the Fund may accept the order if the AP provides an undertaking to deliver the missing deposit securities as soon as possible and secures the undertaking by delivering collateral in the form of U.S. dollars in the amount of 105% of the missing deposit securities. Therefore, the Fund is protected from non-delivery of any foreign deposit securities by the U.S. dollars delivered as collateral by the APs. As such, the potential settlement risk for foreign securities is not a principal risk of the Fund. Further, as disclosed in the Fund’s prospectus, the Fund intends to require APs to purchase creation units with cash, further limiting the risk of foreign security settlement in connection with subscriptions.

With respect to the purchase of foreign securities by the Fund, the Fund has included a risk titled “Settlement Risk” in the prospectus that discloses that different countries have different clearance and settlement procedures and that delays in the settlement of securities purchased by the Fund may limit its ability to sell those securities at times and prices it considers desirable, and may subject the Fund to losses and costs due to its own inability to settle with subsequent purchasers of the securities from it.

In response to Comment 13(c), the Fund has included disclosure in the risk titled “Fluctuation of NAV” in the prospectus relating to foreign securities held by the Fund that may be traded in markets that are open and closed at different times than the NYSE Arca and the effect of such activity on the NAV of the Fund.

14.      SEC Comment:      The Staff requested that the Fund include additional disclosure regarding cash transactions the Fund may engage in, including the extent to which the Fund expects to conduct transactions in cash. The Staff has also requested that if the Fund intends to engage in a significant number of cash transactions, the Fund should include a risk factor disclosing the risks of cash transactions. In addition, please indicate to the Staff the percentage of cash that will be held in the Fund’s portfolio, and if applicable, what portion is attributable to obtaining derivative exposure.

Response:    The Fund has included additional disclosure in the statement of additional information stating that the Fund will conduct creations primarily in cash and redemptions primarily in kind. The Fund has also included a risk titled “Cash Transactions Risks” in the prospectus related to effecting creations primarily in cash.

Under normal circumstances, the Registrant expects to have between 5-10% of the Fund’s portfolio in cash, of which approximately half would be attributable to derivatives exposure.

15.      SEC Comment:      The Staff noted that in the risks of the Fund section of the prospectus, there is a risk for private placements and other restricted securities. The Staff has requested that the Registrant explain how securities issued under Regulation S will be treated for liquidity purposes.

Response:    The Fund may purchase Regulation S securities either (1) on or through the facilities of an offshore exchange or (2) directly from the issuer or its underwriters.

The Securities issued under Regulation S that are purchased by the Fund on or through the facilities of an offshore exchange or other established securities market are not deemed to be illiquid securities if traded in that market. The Fund will only purchase securities directly from the issuer or its underwriters pursuant to Regulation S if:

(a)	the Advisor gets written confirmation from the issuer or member of the distribution group that the securities being purchased are category 1 securities within the meaning of Regulation S; and
(b)

the Advisor gets written confirmation from the issuer or member of the distribution group that there have not been any “direct selling efforts within the U.S.” with respect to the offering of such securities.

As securities purchased by the Fund directly from the issuer or its underwriter will be category 1 securities within the meaning of Regulation S, such securities may be resold in the U.S. These securities will therefore generally be considered liquid securities.

If the Adviser of the Fund assesses that a security previously deemed liquid becomes illiquid due to changed conditions, the Adviser would reclassify the security as illiquid and review the portfolio to determine whether the Fund should take any action to ensure compliance with its percentage limitations on holdings of illiquid securities.

16.      SEC Comment:      The Staff noted that in the purchasing and selling shares section of the prospectus, the Fund should consider describing intraday calculation and the impact of such calculation on the Fund.

Response:    The Fund has included disclosure in the “Share Prices” section of the prospectus that the intra-day net asset value calculations are estimates using market data converted into U.S. dollars at the current currency exchange rates and that intra-day net asset value calculations are based on quotes and closing prices from securities’ local markets and may not reflect events that occur subsequent to the local market’s close.

17.      SEC Comment:      The Staff noted that in the first paragraph of the timing of submissions of purchase orders section of the statement of additional information, the Fund states that “Orders to create shares of the Fund that are submitted on the Business Day immediately preceding a holiday or a day (other than a weekend) when the equity markets in the relevant non-U.S. market are closed may not be accepted.” The Staff requested that the Registrant explain how this complies with Rule 22c-1 of the Investment Company Act of 1940, as amended.

Response:    We respectfully note that Rule 22c-1 states in pertinent part that “no registered investment company issuing any redeemable security…shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security….” The rule on its face only applies to sales of securities, not to offers to buy securities that are not accepted. If a fund has not accepted such an offer, and has not sold its securities as a result, it has not triggered the requirements of Rule 22c-1. We are unaware of any requirement of the 1940 Act that requires an investment company to accept all offers made to purchase its securities, or otherwise prohibits it from rejecting an order.

************

Please do not hesitate to contact me at 303-336-7823 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Byron D. Hittle

Byron D. Hittle

Assistant Secretary

cc:	Francine Hayes, Esq.
Eric S. Purple, Esq.
Michelle Rosenberg, Esq.
Adithya Attawar, Esq.

Appendix A – Revised Disclosure